CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 June 28, 2011


Houghton R. Hallock Jr., Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


  Re:  First Trust Strategic High Income Fund II (the "Acquiring Fund" or "FHY")
                                 (File No. 333-174259)


Dear Mr. Hallock:

      On June 9, 2011, we received your comments to the Registration Statement on Form N-14 filed by the above captioned fund (the "Registration Statement") relating to each respective Agreement and Plan of Reorganization, pursuant to which First Trust Strategic High Income Fund ("FHI") and First Trust Strategic High Income Fund III ("FHO," together with FHI, the "Acquired Funds" and collectively with FHI and FHY, the "Funds") would transfer all of their respective assets to the Acquiring Fund in exchange solely for common shares of beneficial interest of the Acquiring Fund and the Acquiring Fund's assumption of all the liabilities of the Acquired Fund (each, a "Reorganization" and together, the "Reorganizations"). This letter serves to respond to your comments on behalf of the Funds. For your convenience, we have structured the Funds' responses to address each of your comments in the order in which they were presented in your review.

      1. PLEASE CONFIRM AS TO WHETHER EACH OF THE FUNDS PROVIDES THE DISCLOSURES REQUIRED BY SECTION 19 AND RULE 19A-1 OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "INVESTMENT COMPANY ACT") RELATING TO

      THE PAYMENT OF DISTRIBUTIONS OTHER THAN FROM NET INCOME OF THE APPLICABLE FUND.

      Response: Each Fund posts on its website and delivers to the transfer agent on behalf of the shareholders a monthly "Rule 19a-1 Notice," which discloses certain information about the sources of the Fund's distributions. Such notice provides a table that sets forth the estimated amounts of the current distributions and the cumulative distributions paid in the applicable fiscal year to date for each Fund from the following sources: net investment income, net realized short-term capital gains, net realized long-term capital gains and return of capital. These estimates are calculated in accordance with generally accepted accounting principles ("GAAP") and are expressed on a per share basis.

      2. IN CONNECTION WITH THE CLASS ACTION COMPLAINT DESCRIBED BEGINNING ON PAGE 4 OF THE PROXY STATEMENT/PROSPECTUS, GOSSELIN VS. FIRST TRUST ADVISORS L.P. ET AL. (FILED APRIL 30, 2009), THAT NAMES FIRST TRUST ADVISORS L.P., FIRST TRUST

Houghton R. Hallock Jr., Esq.
June 28, 2011
Page 2 of 5



PORTFOLIOS L.P. AND EACH OF THE FUNDS AS DEFENDANTS (HEREINAFTER, THE "GOSSELIN LITIGATION"), PLEASE CONFIRM THE ANTICIPATED TIMING OF THE FINAL SETTLEMENT AND PROVIDE ADDITIONAL DISCLOSURE RELATING TO THE EFFECT OF THIS TIMING ON THE CLOSING OF THE PROPOSED REORGANIZATIONS.

      Response: In the Registration Statement under "Summary - Comparison of the Acquiring Fund and the Acquired Funds - Litigation," the Funds disclose that the Settlement Fairness Hearing relating to the Gosselin Litigation is scheduled for July 28, 2011 to hear any objections to the proposed settlement and consider whether final approval should be granted. The Funds will provide supplemental disclosure in this section stating that, while there can be no guarantee about the timing of the grant of final court approval, the Funds expect the court to grant final approval at the July 28, 2011 hearing or shortly thereafter with final judgment terminating the litigation becoming effective 30 days later, when the time for any objecting shareholder to appeal the grant of approval expires. The Funds will additionally provide in this section and in the Registration Statement under "Proposal 1 - The Reorganizations (Acquired Fund
Shareholders Only) - Terms of the Reorganization - Conditions" the following disclosure relating to the effect of the Gosselin Litigation on the timing of the closing of the proposed Reorganizations:

                  "If significant objections to the settlement are received
            prior to the Settlement Fairness Hearing, thus affecting the final approval of the Settlement, or if an objecting shareholder appeals the grant of approval, thereby delaying termination of the litigation, the Funds might be unable to comply with certain covenants or representations and warranties in the Reorganization Agreement as conditions to completing the Reorganizations. See "Risk Factors - Risks Relating to the Reorganizations"".

      3. PLEASE UPDATE THE REGISTRATION STATEMENT ON PAGE 5 TO CONFIRM THE ALLOCATION OF THE ESTIMATED $500,000 INSURANCE DEDUCTIBLE EXPENSES TO EACH OF THE FUNDS IN CONNECTION WITH THE GOSSELIN LITIGATION.

      Response: Pursuant to your request, we have updated the Registration Statement on page 5 to clarify that the estimated $500,000 insurance deductible payment has been allocated $200,000 to First Trust Advisors L.P., $75,000 to First Trust Portfolios L.P., and $225,000 among the Acquiring Fund and Acquired Funds on a pro rata basis, based upon the net asset value of each Fund.

      4. IN ACCORDANCE WITH THE SECURITIES AND EXCHANGE COMMISSION'S NO-ACTION LETTER, NORTH AMERICAN SECURITY TRUST (PUBLICLY AVAILABLE AUGUST 5, 1994), PLEASE FURTHER DISCLOSE THE FACTORS THAT EACH OF THE FUNDS UTILIZED IN DETERMINING THE ACCOUNTING SURVIVOR OF EACH OF THE REORGANIZATIONS.

Houghton R. Hallock Jr., Esq.
June 28, 2011
Page 3 of 5



      Response: As set forth in Note 2 to the Pro Forma Financial Statements of the Registration Statement contained in Appendix A to the Statement of Additional Information, the Acquiring Fund will be the accounting survivor following each Reorganization. Pursuant to your request, the Funds will provide additional disclosure in the Registration Statement under the captions "Summary
- Comparison of the Acquiring Fund and the Acquiring Funds" and "Proposal 1
- The Reorganizations (Acquired Fund Shareholders Only)," which specifies that the Acquiring Fund will be the accounting survivor of each of the Reorganizations and, as such, the performance history set forth in future financial statements of the combined fund will be that of the Acquiring Fund. The Funds will additionally disclose, in accordance with the Securities and Exchange Commission's North American Security Trust no-action letter, the factors that each of the Funds utilized in determining the accounting survivor of the Reorganizations under the caption "Proposal 1 - The Reorganizations (Acquired Fund Shareholders Only)," as follows:

                  "In designating the Acquiring Fund as the accounting survivor for each of the Reorganizations, the Funds compared the following attributes of each Fund: the Funds' investment advisor and sub-advisor, investment objectives, strategies and restrictions, expense structures and expense ratios, asset size and portfolio composition. Because each of the Funds has an identical investment advisor and sub-advisor, identical investment objectives and substantially similar investment strategies and restrictions, expense structures and portfolio compositions, the Funds determined that the Acquiring Fund should be designated as the accounting survivor primarily due to the fact that it has the highest net assets and lowest expense ratio as of the date the Board of Trustees of each Fund approved the applicable Reorganization. In addition, the pro forma expense ratio of the combined fund is anticipated to most closely resemble that of the Acquiring Fund. See Additional Information About the Funds - Financial Highlights" for each of the Funds."

      5. PLEASE DESCRIBE WHETHER THE ANTICIPATED 1-FOR-3 REVERSE SHARE SPLIT OF THE ACQUIRING FUND IS EXPECTED TO OCCUR IF ONLY ONE OF THE TWO PROPOSED REORGANIZATIONS IS CONSUMMATED. IF POSSIBLE, PLEASE ALSO PROVIDE ADDITIONAL DISCLOSURE OF THE ACQUIRING FUND'S BOARD OF TRUSTEES CONSIDERATIONS RELATING TO THE APPROVAL OF THE 1-FOR-3 REVERSE SHARE SPLIT.

      Response: Pursuant to your request, we will clarify in the Registration Statement on page (iii) of the "Questions and Answers" section that the Acquiring Fund expects to complete the 1-for-3 reverse share split even if only one of the two proposed Reorganizations is consummated. We will provide additional disclosure in this section relating to the Acquiring Fund's Board of Trustees considerations relating to approval of the 1-for-3 reverse share split, as follows:

Houghton R. Hallock Jr., Esq.
June 28, 2011
Page 4 of 5




                  "The net effect of the Acquiring Fund's reverse share split will be to decrease the number of Acquiring Fund outstanding common shares and increase the net asset value per common share by a proportionate amount. Although no assurances can be given, based upon information provided by the Acquiring Fund's investment advisor, the Acquiring Fund's Board believes that a reverse share split may have the effect of increasing the Fund's market price per common share and trading volume."

      6. THE PROXY STATEMENT/PROSPECTUS STATES ON PAGE (IV) OF THE "QUESTIONS AND ANSWERS" SECTION THAT THE EXPENSES ASSOCIATED WITH THE REORGANIZATIONS WILL BE ALLOCATED AMONG THE FUNDS AND PAID OUT OF THE FUNDS' NET ASSETS. PLEASE PROVIDE ADDITIONAL DISCLOSURE IN THIS SECTION DESCRIBING HOW THESE EXPENSES ARE EXPECTED TO BE ALLOCATED AND THE ANTICIPATED AMOUNT OF TIME FOR THE FUNDS' TO RECOUP THESE EXPENSES BY THE WAY OF SAVINGS ANTICIPATED IN THE REORGANIZATIONS.

      Response: Pursuant to your request, we will provide additional information in this section relating to Reorganization expenses, as follows:

                  "These expenses, estimated to be approximately $446,500, are to be allocated among the Acquiring Fund and Acquired Funds on a pro rata basis, based upon the net asset value of each Fund prior to the Closing Date. Management of the Funds expects that reduced operating expenses resulting from the Reorganizations should allow the recovery of the projected costs of the Reorganizations within approximately eight months after the Closing Date with respect to the Acquiring Fund and each Acquired Fund, assuming each of the Reorganizations are consummated. See "Proposal 1 - The Reorganizations (Acquired Fund Shareholders Only) - Expenses Associated with the Reorganizations."

      7. IN THE COMPARATIVE FEE TABLE OF THE REGISTRATION STATEMENT BEGINNING ON PAGE 7, PLEASE PROVIDE THE FULL NAME OF THE APPLICABLE FUND IN EACH OF THE COLUMNS. PLEASE ADDITIONALLY PROVIDE IN THE "EXAMPLE" DISCLOSURE THE ANTICIPATED EXPENSES OF THE APPLICABLE FUNDS FOR THE ONE, THREE, FIVE AND TEN YEAR PERIODS ASSUMING ONLY (I) THE REORGANIZATION OF FHI WITH AND INTO FHY AND (II) THE REORGANIZATION OF FHO WITH AND INTO FHY.

      Response: Pursuant to your request, we have provided the full name of each applicable Fund in the comparative fee table of the Registration Statement. We have additionally provided in the "Example" disclosure of the anticipated expenses of the applicable Funds for the one, three, five and ten year periods assuming only (i) the Reorganization of FHI with and into FHY and (ii) the Reorganization of FHO with and into FHY.

Houghton R. Hallock Jr., Esq.
June 28, 2011
Page 5 of 5




      8. IN THE PRO FORMA FINANCIAL STATEMENTS FOR THE REORGANIZATIONS BEGINNING ON APPENDIX A, PLEASE INDICATE WHICH OF THE SECURITY HOLDINGS, IF ANY, ARE ANTICIPATED TO BE LIQUIDATED AS A RESULT OF THE APPLICABLE REORGANIZATION.

      Response: As set forth in the "Summary" section of the Registration Statement under the caption "Comparison of the Acquiring Fund and the Acquired Funds," because each of the Funds has the same investment objective and substantially similar investment strategies, the Sub-Advisor does not expect to dispose of a material amount of portfolio securities of any of the Funds in connection with the Reorganizations. Each of the Funds confirms that none of the security holdings listed in the pro forma financial statements beginning on Appendix A are required to be liquidated as a result of the Reorganization in connection with any of the investment policies or restrictions of the Acquiring Fund.

      The Fund hereby acknowledges that:

      o should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

      o the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

      o the Fund may not assert this action as defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                     Very truly yours,

                                     CHAPMAN AND CUTLER LLP


                                     By  /s/ Walter L. Draney
                                         ------------------------------
                                         Walter L. Draney